First Quarter 2026 Financial Results & Corporate Update May 5, 2026 Exhibit 99.2

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech’s expected revenues and net profit/(loss) related to sales of BioNTech’s COVID-19 vaccine, referred to as COMIRNATY where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech’s collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s COVID-19 vaccine and, if approved, BioNTech’s investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the expected timing of initiation, enrollment, and completion of studies or trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; BioNTech’s expectations regarding potential future commercialization in oncology, including goals regarding timing and indications; the targeted timing and number of additional potentially registrational trials, and the registrational potential of any trial BioNTech may initiate; BioNTech’s expectations regarding the impact of changes to its manufacturing operations; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of BioNTech’s collaboration and licensing agreements, including BioNTech’s partnership with BMS; BioNTech's expectations with respect to developments in law, public policy, and international trade; BioNTech’s estimates of revenues, research and development expenses, selling, general and administrative expenses, and capital expenditures for operating activities; BioNTech's expectations for upcoming scientific and investor presentations; and BioNTech’s expectations of net profit/(loss). In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are based on BioNTech’s current expectations and beliefs of future events and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control, and which could cause actual results to differ materially and adversely from those expressed or implied by these forward- looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, projected data release timelines, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this presentation, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; BioNTech’s pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; the impact of tariffs and escalations in trade policy; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; the ability of BioNTech’s COVID-19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market its product candidates, if approved; BioNTech’s ability to manage its development and related expenses; regulatory and political developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended March 31, 2026, and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. Furthermore, certain statements contained in this presentation relate to or are based on studies, publications, surveys and other data obtained from third-party sources and BioNTech’s own internal estimates and research. While BioNTech believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, any market data included in this presentation involves assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. While BioNTech believes its own internal research is reliable, such research has not been verified by any independent source. In addition, BioNTech is the owner of various trademarks, trade names and service marks that may appear in this presentation. Certain other trademarks, trade names and service marks appearing in this presentation are the property of third parties. Solely for convenience, the trademarks and trade names in this presentation may be referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. 2 An abbreviation directory of defined terms can be found at the end of the presentation. To be updated by Legal This Slide Presentation Includes Forward-Looking Statements

1 Progress Highlights Prof. Uğur Şahin, M.D., Co-Founder & Chief Executive Officer 2 Oncology Execution Prof. Özlem Türeci, M.D., Co-Founder & Chief Medical Officer 3 Financial Performance Ramón Zapata, Chief Financial Officer

Progress Highlights Prof. Uğur Şahin, M.D., Co-Founder & Chief Executive Officer 1 4

Modalities to Disease Areas Transition to a focused disease area specific approach Late-Stage Acceleration Key late-stage data readouts expected for first wave of oncology assets Oncology Focus in 2026 Combination Therapy Momentum Novel-novel pumitamig1 combination data readouts expected 1 2 3 1. Partnered with Bristol Myers Squibb 5

Building a Multi-Product Company by 2030

Targeting 17+ Late-Stage/Pivotal Trial Readouts Through 2030+ Informing Multiple Launch Opportunities

Tumor Type		Incidence[1]	Assets	Late-Stage/Pivotal Trials	Expected Data Readouts[2] (2026 / 2027 / 2028 / 2029 / 2030+)
Lung	**1L NSCLC**	**400K**	Pumitamig[3]	ROSETTA Lung-02	2029
	Stage III unresectable NSCLC	**65K**	Pumitamig[3]	ROSETTA Lung-201	2030+
	1L NSCLC – PD-L1 ≥ 50%	**60K**	Pumitamig[3]	ROSETTA Lung-202	2030+
	2L+ sqNSCLC[1]	**55K**	Gotistobart[4]	PRESERVE-003	2026
	1L ES-SCLC	**80k**	Pumitamig[3]	ROSETTA Lung-01	2028
Breast	**1L TNBC** – all comers	**20k**	Pumitamig[3]	Phase 3 in China	2026
	1L TNBC – CPS < 10	**15k**	Pumitamig[3]	ROSETTA Breast-01	2029
	2L+ HR+ BC[1] – HER2-low	**55k**	Trastuzumab pamirtecan[5]	DYNASTY Breast-02	2026
Genitourinary	**1L RCC**	**40k**	Pumitamig[3]	ROSETTA RCC-208[7]	2030+
	1L CRPC	**110k**	BNT324/DB-1311[5]	BNT324-03	2029
Gastrointestinal	**1L MSS-CRC**	**230k**	Pumitamig[3]	ROSETTA CRC-203	2030+
	1L Gastric – HER2-neg, PD-L1+	**40k**	Pumitamig[3]	ROSETTA Gastric-204	2030+
	1L HCC	**25k**	Pumitamig[3]	ROSETTA HCC-206[7]	2030+
	Adj. CRC - ctDNA+	**70k**	Autogene cevumeran[6]	BNT122-01	2027
	Adj. PDAC	**30k**	Autogene cevumeran[6]	IMCODE003	2029
Gynecologic	**2L+ Endometrial**[1] – HER2-expressing	**10k**	Trastuzumab pamirtecan[5]	Single-arm Phase 2	2026
			Trastuzumab pamirtecan[5]	Fern-EC-01	2028
Additional Tumors	**1L HNSCC** – PD-L1 CPS ≥ 1, HPV16+	**50k**	BNT113	AHEAD-MERIT	2026

1. Estimated 1L or adjuvant incidence (incidence + newly recurrent patients), or 2L+ drug-treated in 2030 in the G7 markets derived from Oracle CancerMPact as of Feb 2026; Incidence information is for informational purposes only and is not intended to indicate the potential market size or reach of BioNTech's and its collaborators' product candidates, if approved. 2. Expected data readouts may be from interim or final analyses and are event-driven, and in some cases may not translate into commercial launches; Partnered with 3. Bristol Myers Squibb; 4. OncoC4; 5. DualityBio; 6. Genentech, a member of the Roche group; 7. These are Phase 1/2 trials. The anticipated pivotal trials evaluating pumitamig in these tumor types are expected to readout after 2030.

6

BIONTECH

Oncology Execution Prof. Özlem Türeci, M.D., Co-Founder & Chief Medical Officer 2 7

BioNTech Key Tumor Focus Areas to Address Significant Unmet Medical Needs Lung Breast Genitourinary Gastrointestinal Gynecologic Additional Tumors Pumitamig1 ADC IO mRNA 1. Partnered with Bristol Myers Squibb Leveraging novel combinations to maximize pipeline potential and elevate solid tumor treatment outcomes 8

Broadening BioNTech's Coverage of Lung Cancer to Maximize Pipeline Potential

	NSCLC				SCLC	
	Resectable	Stage III Unresectable	1L metastatic	2L+ metastatic	1L metastatic	2L+ metastatic
Incidence[1]	*220K*	*65K*	*400K*	*230K*	*80K*	*35K*
	Pumitamig[2] + chemo IIT[6]	Pumitamig[2] **ROSETTA LUNG-201**	Pumitamig[2] **ROSETTA LUNG-202**	Gotistobart[3] **PRESERVE-003** (sq)	Pumitamig[2] + chemo **ROSETTA LUNG-01**	ADC mono BNT324[4]
			Pumitamig[2] + chemo **ROSETTA LUNG-02**	FixVac + Gotistobart[3]/ADCs LuCa-MERIT-1		
	Pumitamig[2] + FixVac LuCa-MERIT-1		Pumitamig[2] + ADCs BNT324[4], Sacituzumab drozuntecan[4], BNT326[5]	ADC monos BNT324[4], Sacituzumab drozuntecan[4], BNT326[5]	Pumitamig[2] + ADC (BNT324[4])	
					Pumitamig[2] + TCE	

■ Next generation IO ■ Targeted therapy ■ mRNA immunotherapy — Registrational trials --- Ph1/2 PoC trials

1. Estimated 1L or adjuvant incidence (incidence + newly recurrent patients), or 2L+ drug-treated in 2030 in the G7 markets derived from Oracle CancerMPact as of Feb 2026; Incidence information is for informational purposes only and is not intended to indicate the potential market size or reach of BioNTech's and its collaborators' product candidates, if approved; Partnered with: 2. Bristol Myers Squibb; 3. OncoC4; 4. DualityBio (BNT324/DB-1311, Sacituzumab **drozuntecan** (formerly BNT325-DB1305)); 5. MediLink (BNT326/YL202), 6. being conducted in China.

9

BIONTECH

Median PFS Median OS Pumitamig Data Show Preliminary Antitumor Activity Irrespective of PD-L1 Expression in NSCLC Phase 1/2 Trial in China Monotherapy Data at ELCC 2026 in Squamous and Non-squamous NSCLC across PD-L1 Expression Median PFS, months (95% CI) Overall NSQ and SQ (N = 30) 13.6 (8.3–NR) Median OS, months (95% CI) Overall NSQ and SQ (N = 30) 27.0 (13.9–NR) No. of patients at risk 30 22 22 17 7 6 4 3 3 3 2 1 Overall (NSQ & SQ) P F S ( % ) Months 0 3 6 9 12 15 18 21 24 27 30 33 36 0 20 40 60 80 100 No. of patients at risk 30 29 27 26 13 10 7 6 6 6 4 4 0 Overall (NSQ & SQ) • Encouraging antitumor activity in patients with previously untreated ad- vanced NSCLC PD-L1 ≥1%, including those with squamous cell carcinoma • Manageable safety & tolerability, with a low rate of treatment discontinuation • Pumitamig monotherapy and in combination with chemotherapy for NSCLC is being further investigated in ongoing global studies Key Findings Zhang, et al. ELCC 2026 69P Global Phase 2 pumitamig + chemotherapy data in 1L NSCLC expected at ASCO 10 O S ( % ) Months 0 3 6 9 12 15 18 21 24 27 30 33 36 0 20 40 60 80 100 Patient Population Overall (n=30) NSQ NSCLC SQ NSCLC PD-L1 1%−49% (n=9) PD-L1 ≥50% (n=8) PD-L1 1%−49% (n=6) PD-L1 ≥50% (n=7) cORR, % (95% CI) 46.7 (28.3–65.7) 44.4 (13.7–78.8) 37.5 (8.5–75.5) 33.3 (4.3–77.7) 71.4 (29.0–96.3) DCR, % (95% CI) 96.7 (82.8–99.9) 100 (66.4–100) 100 (63.1–100) 83.3 (35.9–99.6) 100 (59.0–100)

Broadening BioNTech's Coverage of Lung Cancer to Maximize Pipeline Potential

	NSCLC				SCLC	
	Resectable	**Stage III Unresectable**	**1L metastatic**	**2L+ metastatic**	**1L metastatic**	**2L+ metastatic**
Incidence[1]	***220K***	***65K***	***400K***	***230K***	***80K***	***35K***
	Pumitamig[2] + chemo IIT[6]	Pumitamig[2] **ROSETTA LUNG-201**	Pumitamig[2] **ROSETTA LUNG-202**	Gotistobart[3] **PRESERVE-003** (sq)	Pumitamig[2] + chemo **ROSETTA LUNG-01**	ADC mono BNT324[4]
	Pumitamig[2] + FixVac LuCa-MERIT-1		Pumitamig[2] + chemo **ROSETTA LUNG-02**	FixVac + Gotistobart[3]/ADCs LuCa-MERIT-1	Pumitamig[2] + ADC (BNT324[4])	
			Pumitamig[2] + ADCs BNT324[4], Sacituzumab drozuntecan[4], BNT326[5]	ADC monos BNT324[4], Sacituzumab drozuntecan[4], BNT326[5]	Pumitamig[2] + TCE	

■ Next generation IO ■ Targeted therapy ■ mRNA immunotherapy — Registrational trials --- Ph1/2 PoC trials

1. Estimated 1L or adjuvant incidence (incidence + newly recurrent patients), or 2L+ drug-treated in 2030 in the G7 markets derived from Oracle CancerMPact as of Feb 2026; Incidence information is for informational purposes only and is not intended to indicate the potential market size or reach of BioNTech's and its collaborators' product candidates, if approved; Partnered with: 2. Bristol Myers Squibb; 3. OncoC4; 4. DualityBio (BNT324/DB-1311, Sacituzumab **drozuntecan** (formerly BNT325-DB1305)); 5. MediLink (BNT326/YL202), 6. being conducted in China.

11

BIONTECH

Docetaxel 30.3 (16.2–45.6) 0 10 20 30 40 50 60 70 80 90 100 Gotistobart 63.1 (46.9–75.5) 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 Gotistobart Phase 3 Data Show Survival Benefit in CPI-Treated Squamous NSCLC 12 1. Partnered with OncoC4; 2. Not from formal hypothesis; 3.Calculated based on reversed Kaplan–Meier method with OS event as 0 (censored) and the last follow-up date or withdrawal date as event. Gotistobart (n=45) Docetaxel (n=42) Median OS, months (95% CI) NE (9.33–NE) 9.95 (6.18–11.93) ORR, n (%) 9 (20.0) 2 (4.8) Median PFS, months (95% CI) 2.4 (2.1, 4.5) 2.6 (2.1, 3.9) 12-month PFS rate, % 25.2 0 Median duration of follow-up, months (Q1, Q3) 3 14.5 (13.0, 16.4) 15.2 (11.5, 16.0) HR (95% CI): 0.46 (0.25–0.84) Nominal p=0.01022 Kai He, et al. ELCC 2026 FPN 3O Overall safety profile aligns with previously established safety profile PRESERVE-003 trial stage 1 data at ELCC 2026: gotistobart1 reduces risk of death by 54% compared with docetaxel Interim data from pivotal stage of Phase 3 trial expected in 2026 Overall Survival O v e ra ll s u rv iv a l (% ) Time from randomization (months)

BioNTech Key Tumor Focus Areas to Address Significant Unmet Medical Needs Lung Breast Genitourinary Gastrointestinal Gynecologic Additional Tumors Pumitamig1 ADC IO mRNA 1. Partnered with Bristol Myers Squibb Leveraging novel combinations to maximize pipeline potential and elevate solid tumor treatment outcomes 13

14 Trastuzumab Pamirtecan: Encouraging Data in HER2-expressing EC Patient Population HER2-expressing (Central Testing) Prior ICI (n=73) All Patients (n=96) Confirmed ORR,3% (95% CI) 49.3 (37.4, 61.3) 47.9 (37.6, 58.4) Median DoR,3 months (95% CI) 9.9 (7.0, NE) 11.1 (9.0, 18.3) DCR,3,4% (95% CI) 79.5 (68.4, 88.0) 83.3 (74.4, 90.2) Median PFS,5 months (95% CI) (n=74) 6.8 (5.4, 11.0) (n=97) 8.1 (5.5, 11.8) Efficacy Measures C o n fi rm e d O R R , % ( 9 5 % C I) 0 20 40 60 80 100 34.5 (17.9, 54.3)33.9 (22.1, 47.4) 44.2 (29.1, 60.1) 40.4 (27.6, 54.2) 70.8 (48.9, 87.4) 73.1 (52.2, 88.4) HER2 IHC 1+ HER2 IHC 2+ HER2 IHC 3+ • 49.3% confirmed ORR by IRC in patients with prior ICI treatment and central testing for HER2-expression • Responses were observed across all HER2 expression levels (IHC 1+, 2+ or 3+) • Efficacy was consistent regardless of HER2 status by central or local testing • Manageable safety profile Key Findings Data in Phase 1/2, Open-label, Dose-escalation and Expansion Study in HER2-expressing EC Confirmed Objective Response Rate by HER2 IHC Score1 n=59 n=57 n=26n=29 n=43 n=24 Central testing (N=96) Local testing (N=142)2 Pothuri, et al. SGO 2026 1. By IRC in the modified FAS, which includes patients who received ≥1 dose of trastuzumab pamirtecan and had at least one measurable lesion as assessed by IRC at baseline according to RECIST v1.1; 2. IHC score was not available for one patient; patient tested positive by ISH; 3. By independent review committee in the modified FAS, which includes patients who received ≥1 dose of trastuzumab pamirtecan and had at least one measurable lesion as assessed by IRC at baseline according to RECIST v1.1; 4. Defined as complete response + partial response + stable disease for 5 weeks or longer; 5. Includes patients who received ≥1 dose of trastuzumab pamirtecan. Phase 3 confirmatory study ongoing

Development Focus of mRNA Cancer Immunotherapy iNeST and FixVac Portfolios

Individualized Immunotherapy – iNeST[1]

Autogene cevumeran[1]

Adjuvant

CRC Phase 2	PDAC Phase 2
Monotherapy	+ Atezolizumab + mFOLFIRINOX
• Recruitment ongoing • Data presented from epi sub-study at **ASCO 2024** and from biomarker sub-study at **ESMO-GI 2024**	• Recruitment ongoing • Data from Phase 1 trial published: Rojas et al., **Nature 2023**; Sethna et al., **Nature 2025,** 6-year data update presented at **AACR 2026**
Phase 2 final analysis expected in 2027	**Primary Completion Date in 2031**

Off-the-shelf Immunotherapy – FixVac

BNT113 1L	**BNT116** Multiple settings
HPV16+ PD-L1 CPS ≥1 HNSCC Phase 2/3	NSCLC Phase 1 & 2
+ Pembrolizumab	Mono & combo with IO & ADCs
• Recruitment ongoing • Trial updated to Phase 2/3	• Recruitment completed in Phase 2 in 1L NSCLC[2] • Data presented at **SITC 2023, AACR 2024, SITC 2024** and **AACR 2026** • Data in frail patients presented at **AACR 2025** • Data in patients after CRT presented at **WCLC 2025**
Phase 3 interim analysis expected in 2026	

Partnered with: 1. Genentech, a member of the Roche Group; 2. In collaboration with Regeneron.

15

BIONTECH

Catalyst-Rich Year Ahead with Multiple Expected 2026 Milestones

	Program	Trial Readout Phase	Indication
Late-Stage Trial Readouts	**Trastuzumab pamirtecan[3]**	Single arm Phase 2	2L+ HER2-expressing endometrial cancer
		Phase 3[5] interim analysis	Chemo naïve HR+ HER2-low breast cancer
	Gotistobart[2]	Phase 3[5] interim analysis	2L+ sqNSCLC
		Phase 2	2L+ mCRPC
	BNT113	Phase 3[5] interim analysis	1L HPV16+ PD-L1+ HNSCC
	Pumitamig[1]	Phase 3[5] in China interim analysis	1L TNBC
Early-Stage Pumitamig & ADC Trial Readouts	**Pumitamig[1]**	Phase 2	1L NSCLC
		Phase 2	1L ES-SCLC
		Phase 2 in China	1L HCC
		Phase 2 in China	1L MSS-CRC
	Pumitamig[1] + Trastuzumab pamirtecan[3]	Phase 1/2	Breast cancer
	Pumitamig[1] + BNT324/DB-1311[3]	Phase 2	Advanced solid tumors
		Phase 1/2	NSCLC/SCLC
	Pumitamig[1] + Sacituzumab drozuntecan[3]	Phase 2	TNBC
	Pumitamig[1] + BNT326/YL202[4]	Phase 1/2	NSCLC
	BNT324/DB-1311[3]	Phase 1/2	2L+ mCRPC
Phase 3 Trial Initiations	**Pumitamig[1]**	Phase 3[5]	1L MSS-CRC
			1L HER2- PD-L1+ gastric cancer
			1L NSCLC – PD-L1 ≥ 50%
			Stage III unresectable NSCLC
	BNT324/DB-1311[3]	Phase 3	1L mCRPC
BLA Submission	**Trastuzumab pamirtecan[3]**	-	2L+ HER2-expressing endometrial cancer

Achieved

BioNTech and BMS are focused on maximizing and optimizing pumitamig's potential across tumor types. In response to the evolving treatment landscape, we are adapting previously announced development plans for pumitamig in HNSCC and no longer anticipate a Phase 3 HNSCC trial initiation in 2026.
Some data readouts may be event-driven and subject to change based on actual event accrual rates. Partnered with: 1. Bristol Myers Squibb; 2. OncoC4; 3. DualityBio; 4. MediLink; 5. Pivotal trial.

16

BIONTECH

Financial Performance Ramón Zapata, Chief Financial Officer 3 17

First Quarter 2026 Financial Results

In € millions except per share data[1]	Q1 2026		Q1 2025	
	IFRS Results	**Adjusted Results[2]**	**IFRS Results**	**Adjusted Results[2]**
Revenues	118	118	183	183
Cost of sales	(71)	(71)	(84)	(84)
Research and development expenses	(557)	(527)	(526)	(526)
Sales, marketing, general and administrative expenses	(151)	(151)	(121)	(121)
Other operating result	(16)	(9)	13	(2)
Operating loss	**(677)**	**(640)**	**(534)**	**(549)**
Net loss	**(532)**	**(495)**	**(416)**	**(431)**
Diluted loss per share	(2.10)	(1.95)	(1.73)	(1.79)

Balance Sheet as of March 31, 2026 – Cash and cash equivalents plus security investments[3] €16.8 bn

1. All numbers have been rounded and may not add up to the totals. Presentation of the consolidated statements of profit or loss has been condensed. 2. In addition to BioNTech's results determined in accordance with International Financial Reporting Standards ("IFRS"), or IFRS Accounting Standards, or IFRS results, BioNTech reports certain adjusted, non-IFRS measures used internally as a supplemental measure of our business performance (each referred to with the prefix "Adjusted" or, as a whole, "Adjusted Results"). The calculation of these measures and the adjusted results as a whole is based on the concepts of the applicable IFRS Accounting Standards,but includes certain adjustments. Reconciliation of the adjusted results to BioNTech's measures based on IFRS Accounting Standards and more information can be found in the appendix and in BioNTech's Report on Form 6-K for the period ended March 31, 2026, filed on May 5, 2026, which is available at www.sec.gov. While non-IFRS measures may offer additional insights, BioNTech's non-IFRS measures are not, and should not be viewed as a substitute for their most directly comparable IFRS Accounting Standards measures, and should always be considered alongside our financial statements prepared in accordance with IFRS Accounting Standards. 3. Cash and cash equivalents plus security investments as of March 31, 2026, reached €16,763.3 million, comprising €9,939.4 million in cash and cash equivalents, €4,696.9 million in current security investments disclosed as financial assets and €2,127.0 million in non-current security investments disclosed as financial assets.

18
BIONTECH

Reaffirming Full Year 2026 Financial Guidance1 19 1. Excludes risks that are not yet known and/or quantifiable and related activities. Includes effects identified from licensing arrangements, collaborations and Merger & Acquisitions (“M&A”) transactions to the extent disclosed. The guidance is based on non-IFRS measures and excludes certain effects compared to measures based on IFRS Accounting Standards. More information can be found in BioNTech’s Report on Form 6-K for the period ended March 31, 2026, filed on May 5, 2026, which is available at www.sec.gov. In € millions FY 2026 non-IFRS Guidance Total Revenues 2,000 – 2,300 Adjusted R&D Expenses 2,200 – 2,500 Adjusted SG&A Expenses 700 – 800 Revenue Guidance Considerations • Competitive market dynamics in the United States • Begin managing transition away from multi-year contracts in Europe, and specifically in Germany where BioNTech recognizes direct sales for its COVID-19 vaccine • Stable revenues from the collaboration with BMS, from a pandemic preparedness contract with the German government, and from the BioNTech Group service businesses • No operationally-driven one-time revenue effect, such as from Pfizer opt-out from further development of shingles program

Focused Capital Allocation Strategy for Sustainable Value Creation 20 Concentrate investments on advancing BioNTech’s growing oncology pipeline toward commercialization, including pumitamig and ADC candidates Enhance operational efficiency with expected cost savings to ramp up over time, reaching approximately €500 million in recurring annual savings upon full implementation of the measures in 20291 Plan to initiate share repurchase program of up to $1.0 billion over the next twelve months Planning Share Repurchase Program Focusing R&D Investments Manufacturing Footprint Consolidation 1. Expected savings relative to BioNTech's 2025 cost base and CureVac's 2026 budget; do not reflect partially offsetting costs for CDMO use or transfer to other sites; and exclude exit costs, which will be recorded as incurred.

21 Advanced Strategy, Matured Pipeline and De-risked Development Drive Oncology Execution at Scale and Speed Diversified Multi- Product Company Progress key programs into pivotal stage, leverage partnership with BMS, fortified balance sheet to fund our pipeline Advance combination therapy studies, accelerate pivotal trial execution, build indication-specific oncology portfolios and execute oncology launches Build a diversified, multi-product global immunotherapy powerhouse addressing high unmet medical need of cancer patients worldwide Today 2026-2029 2030 BioNTech Oncology Vision: Translating Science into Survival

Thank you

Appendix

Reconciliation of IFRS to Adjusted Results – Q1 2026 & 2025 Financial Results

In € millions except per share data[1]	Q1 2026			Q1 2025		
	IFRS Results	Non-IFRS Adjustments	Adjusted Results[2]	IFRS Results	Non-IFRS Adjustments	Adjusted Results[2]
Revenues	118	-	118	183	-	183
Cost of sales	(71)	-	(71)	(84)	-	(84)
Research and development expenses	(557)	30	(527)	(526)	-	(526)
Sales, marketing, general and administrative expenses	(151)	-	(151)	(121)	-	(121)
Other operating result	(16)	7	(9)	13	(15)	(2)
Operating loss	**(677)**	**37**	**(640)**	**(534)**	**(15)**	**(549)**
Net loss[3]	**(532)**	**37**	**(495)**	**(416)**	**(15)**	**(431)**
Basic and diluted loss per share	(2.10)		(1.95)	(1.73)		(1.79)

1. All Numbers have been rounded and may not add up to the totals. Presentation of the consolidated statements of profit or loss has been condensed. 2. In addition to BioNTech's results determined in accordance with International Financial Reporting Standards ("IFRS"), or IFRS Accounting Standards, or IFRS results, BioNTech reports certain adjusted, non-IFRS measures used internally as a supplemental measure of our business performance (each referred to with the prefix "Adjusted" or, as a whole, "Adjusted Results"). The calculation of these measures and the adjusted results as a whole is based on the concepts of the applicable IFRS Accounting Standards, but includes certain adjustments. Reconciliation of the adjusted results to BioNTech's measures based on IFRS Accounting Standards and more information can be found in the appendix and in BioNTech's Report on Form 6-K for the period ended March 31, 2026, filed on May 5, 2026, which is available at www.sec.gov. While non-IFRS measures may offer additional insights, BioNTech's non-IFRS measures are not, and should not be viewed as a substitute for their most directly comparable IFRS Accounting Standards measures, and should always be considered alongside our financial statements prepared in accordance with IFRS Accounting Standards. 3. Tax effects are not considered as part of BioNTech's non-IFRS adjustments.

24

BIONTECH

BioNTech's Oncology Pipeline

Phase 1

- **BNT116** Adv. NSCLC
- **BNT211** Multiple solid tumors
- **BNT314/GEN1059[6]** Multiple solid tumors
- **BNT317** Multiple solid tumors
- **BNT326/YL202[5]** Multiple solid tumors

Phase 1/2

- **BNT3214** Multiple solid tumors
- **BNT324/DB-1311[3]** Multiple solid tumors
- **Sacituzumab drozuntecan[3]** Multiple solid tumors
- **BNT329** Multiple solid tumors
- **Gotistobart[4]** Met. CRPC
- **Gotistobart[4]** Multiple solid tumors
- **Pumitamig[1]** Multiple solid tumors[8]
- **Pumitamig[1]** 1L adv. HCC
- **Pumitamig[1]** Adv. RCC
- **Pumitamig[1]** 1L adv./met. TNBC[8]
- **Pumitamig[1] + BNT314/GEN1059[6]** Met. CRC[9]
- **Pumitamig[1] + BNT3212** Multiple solid tumors
- **Pumitamig[1] + BNT3213** 1L HCC[8,9]
- **Pumitamig[1] + BNT324/DB-1311[3]** Adv./met. NSCLC and SCLC[9]
- **Pumitamig[1] + Sacituzumab drozuntecan[3]** Multiple solid tumors[9]
- **Pumitamig[1] + BNT326/YL202[5]** Multiple solid tumors
- **Pumitamig[1] + BNT326/YL202[5]** Adv. NSCLC
- **Pumitamig[1] + Trastuzumab pamirtecan[3]** Adv./met. BC[9]
- **Trastuzumab pamirtecan[3]** Multiple solid tumors

Phase 2

- **Autogene cevumeran[2]** Adj. CRC
- **Autogene cevumeran[2]** Adj. PDAC
- **BNT116[7]** 1L adv. NSCLC
- **BNT326/YL202[5]** Multiple solid tumors[8]
- **BNT326/YL202[5]** Adv./met. BC[8]
- **Gotistobart[4]** PROC
- **Pumitamig[1]** 1L met. CRC[8]
- **Pumitamig[1]** 1L ES-SCLC[8]
- **Pumitamig[1]** 1L/2L+ ES-SCLC
- **Pumitamig[1]** 2L ES-SCLC[8]
- **Pumitamig[1]** 2L+ EGFRm NSCLC[8]
- **Pumitamig[1]** 2L Glioblastoma[8]
- **Pumitamig[1]** 1L HCC[8]
- **Pumitamig[1]** 1L MPM[8]
- **Pumitamig[1]** 2L NEN[8]
- **Pumitamig[1]** 2L adv./met. NSCLC
- **Pumitamig[1]** 1L met. PDAC[8]
- **Pumitamig[1]** 1L/2L adv./met. TNBC
- **Pumitamig[1] or Sacituzumab drozuntecan + BNT324/DB-1311[3]** Multiple solid tumors[9]

Phase 2/3

- **BNT113** 1L HPV16+ HNSCC
- **Pumitamig[1]** 1L met. CRC
- **Pumitamig[1]** 1L met. Gastric
- **Pumitamig[1]** 1L NSCLC

Phase 3

- **BNT324/DB-1311[3]** Met. CRPC PLANNED
- **Gotistobart[4]** Met. NSCLC
- **Pumitamig[1]** 1L ES-SCLC
- **Pumitamig[1]** 1L adv. NSCLC
- **Pumitamig[1]** Unresectable Stage III NSCLC
- **Pumitamig[1]** 2L SCLC[8]
- **Pumitamig[1]** 1L adv./met. TNBC
- **Pumitamig[1]** 1L adv./met.TNBC[8]
- **Trastuzumab pamirtecan[3]** Met. BC
- **Trastuzumab pamirtecan[3]** 2L EC

Next generation immunomodulator | Targeted therapy | mRNA immunotherapy | Novel-novel combination

Partnered with: 1. Bristol Myers Squibb; 2. Genentech, a member of the Roche Group; 3. DualityBio; 4. OncoC4; 5. MediLink; 6. Genmab; 7. In collaboration with Regeneron; 8.Trial ongoing in China only; 9.Trial is currently being conducted by or on behalf of BioNTech. Bristol Myers Squibb holds co-exclusive rights to pumitamig.

25

BIONTECH

26 Partnered with: 1. University of Pennsylvania; 2. Pfizer; 3. Fosun Pharma; 4. Funded by the Gates Foundation; 5. Funded by the Coalition for Epidemic Preparedness Innovations (CEPI). mRNAAntibody BioNTech’s Infectious Diseases Pipeline Phase 1 Phase 1/2 Phase 2 Commercial BNT1631 HSV BNT162 + BNT1612 COVID-19 – Influenza combination BNT1665 Mpox BNT1622,3 COVID-19 BNT351 HIV BNT1644 Tuberculosis BNT165 Malaria

Abbreviation Directory

n L	*nth* line
AACR	American Association for Cancer Research
ADC	Antibody-drug conjugate
adj.	Adjuvant
adv.	Advanced
ASCO	American Society of Clinical Oncology
BC	Breast cancer
BLA	Biologics License Applications
BMS	Bristol Myers Squibb
CEPI	Coalition for Epidemic Preparedness Innovations
CDMO	Contract Development and Manufacturing Organization
CI	Confidence interval
CPI	Checkpoint inhibitor
CPS	Combined positive score
CRC	Colorectal cancer
(m)CRPC	(met.) Castration resistant prostate cancer
CRT	Chemoradiation therapy
ctDNA	Circulating tumor DNA
DCR	Disease control rate
(m)DoR	(median) Duration of response
EC	Endometrial cancer
EGFR(m)	(mutated) Epidermal growth factor receptor
ELCC	European Lung Cancer Congress
epi	Epidemiology

ESMO	European Society for Medical Oncology
FAS	APO-1 or CD95
FixVac	Fixed Antigen Vaccine
FY	Fiscal year
G7 markets	Canada, France, Germany, Italy, Japan, GB, USA
GB	Great Britain
GI	Gastrointestinal
HCC	Hepatocellular carcinoma
HER2 (or 3)	Human epidermal growth factor receptor 2 (or 3)
HIV	Human immunodeficiency virus
HNSCC	Head and neck squamous cell carcinoma
HPV 16	Human papilloma virus 16
HR	Hormone receptor
HSV	Herpes simplex virus
ICI	Immune checkpoint inhibitor
IFRS	International financial reporting standards
IHC	Immunohistochemistry
IIT	Investigator initiated trial
iNeST	Individualized NeoAntigen-Specific Therapy
IO	Immuno-oncology
IRC	Independent Review Committee
ISH	In-situ hybridyzation
M&A	Merger and acquisitions
met.	Metastatic
MPM	Malignant pleural mesothelioma
Mpox	Monkey pox

mRNA	Messenger ribonucleic acid
MSS	Microsatellite stability
NE	Not evaluable for response
NEN	Neuroendocrine neoplasm
NR	Not reached
(sq) NSCLC	(squamous) Non-small cell lung cancer
(c)ORR	(confirmed) Objective response rate
OS	Overall survival
PD-(L)1	Programmed cell death protein (ligand) 1
PDAC	Pancreatic ductal adenocarcinoma
PFS	Progression-free survival
PoC	Proof of concept
PROC	Platinum-resistant ovarian cancer
R&D	Research and development
RCC	Renal cell carcinoma
RECIST	Response Evaluation Criteria in Solid Tumors
(ES)SCLC	(Extensive stage) small cell lung cancer
SEC	Securities and Exchange Commission
SG&A	Selling, general and administrative expenses
SITC	Society of Immunotherapy of Cancer
(n)sq	(non-)squamous
TCE	T cell engager
TM	Trademark
TNBC	Triple-negative breast cancer
WCLC	World Conference of Lung Cancer

27
BIONTECH